                                                                     EXHIBIT 1.1


                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
                    Tel : (65) 6220 8411 Fax : (65) 6226 0502


FOR IMMEDIATE RELEASE



                       CHINA YUCHAI INTERNATIONAL LIMITED
                          ANNOUNCES 3Q 2003 PERFORMANCE


SINGAPORE, NOVEMBER 12, 2003 - China Yuchai International Limited ("CYI") today announced results for the quarter ended September 30, 2003, with net income of Rmb77.5 million (US$9.4 million), which includes a non-recurring charge of Rmb12 million (US$1.5 million) for legal and professional fees during this quarter. This result compares with the net income of Rmb83.2 million (US$10.0 million) for the same period in 2002.

Yuchai's net sales of Rmb929.3 million (US$113.0 million) for the three months ended September 30, 2003 represents an increase of approximately 12% compared to Rmb826.9 million (US$99.9 million) for the same period last year. Total unit sales of 35,700 diesel engines for the three months ended September 30, 2003 was 26% higher than for the same period last year.

Yuchai's net sales of Rmb3,303.3 million for the nine months ended September 30, 2003 represents approximately 29% increase over same period last year. Yuchai's unit sales of 130,631 diesel engines for the nine months ended September 30, 2003 compared to 96,563 diesel engines sold for the same period in 2002. This unit sales increase of approximately 35% was primarily due to the strong growth in unit sales of the 6112 heavy-duty (increase of 36%) and 4-series light-duty diesel engines (increase of 130%), while 6108 medium-duty engines declined by 14%.

Basic and diluted net income per share for the nine months ended September 30, 2003 was Rmb9.06 (US$1.10) compared to a basic and diluted net income per share of Rmb8.85 (US$1.07) for the same period in 2002.

The overall gross margin declined by approximately 4% year-to-date as compared to the same period last year. This decline in gross margin was mainly attributed to the growth in sales of lower margin 4-series light-duty engines following expansion of the 4-series engine production capacity in Q2 2003.

Selling, general and administrative expenses ("SG&A") increased by approximately 32% for the nine months ended September 30, 2003 due mainly to higher business volume which led to higher employee costs, traveling and depreciation expenses and legal and professional fees relating to the legal and arbitration proceedings against the Chinese shareholders. However, in the same period of 2002, there was a write-back of stock provision of Rmb31 million and assuming, for comparative purposes only, that this write-back is excluded, the increase in SG&A would only be 20% for the nine months ended September 30, 2003. This increase in SG&A is lower than the 29% net sales growth during this period.

Finance costs of Rmb14.1 million for the nine months ended September 30, 2003 were lower than for the same period in 2002 due to the repayment of bank loans this year.

Government industry statistics show that in the nine months to September 30, 2003 there was an increase in the sales of trucks and buses in China of approximately 15% compared to the same period last year. Yuchai was able to achieve an increase of approximately 35% in unit sales due to its successful marketing programs for its engines, with much of the increase coming from 4 series light-duty engines and 6112 heavy-duty engines (up to 285 horse power).

Wrixon F. Gasteen, President, stated "We achieved our financial objectives even as we continue to operate in a challenging environment after Severe Acute Respiratory Syndrome ("SARS"). Our strategic initiatives remain firmly on track. The major capital expenditure program initiated this year, to construct a new heavy-duty engine manufacturing facility (capacity 20,000 units/year) and a new foundry for manufacturing high quality engine blocks and cylinder heads, is scheduled for completion in Q1 2004. This expansion will enable Yuchai to enter the higher growth, higher margin market for engines over 300 horse power (heavy-duty 6113 and 6M engines) while reducing its cost base by replacing engine blocks and cylinder heads currently imported from Brazil with production from the new foundry."

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.




****************************************************
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502
Contact persons: Mr Wrixon F. Gasteen, President
                 Mr Philip Ting, Chief Financial Officer

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2003


                                                         For Quarter ended Sept 30,           For Year-To-Date Sept. 30,
                                                       ------------------------------    ------------------------------------
                                                         2002        2003      2003        2002          2003          2003
                                                       -------     -------     ------    ---------     ---------      -------
                                                       Rmb'000     Rmb'000    US$'000     Rmb'000       Rmb'000       US$'000
Net sales .........................................    826,936     929,328    112,961    2,558,672     3,303,289      401,518
Cost of goods sold ................................    564,815     632,920     76,932    1,676,623     2,304,259      280,085
                                                       -------     -------     ------    ---------     ---------      -------
Gross profit ......................................    262,121     296,408     36,029      882,049       999,030      121,433
Research and development cost .....................     11,766      23,140      2,813       53,965        53,149        6,460
Selling, general and administrative expenses ......    113,067     137,836     16,754      321,240       423,784       51,511
                                                       -------     -------     ------    ---------     ---------      -------
Operating income ..................................    137,288     135,432     16,462      506,844       522,097       63,461
Finance Cost ......................................      8,501       3,972        483       21,061        14,136        1,718
Other non-operating (income)/expenses, net ........     (2,955)      3,989        485          381        (2,975)        (362)
                                                       -------     -------     ------    ---------     ---------      -------
Income before income taxes and minority interest ..    131,742     127,471     15,494      485,402       510,936       62,105
Income tax expense ................................     22,889      21,497      2,613       75,606        82,733       10,056
                                                       -------     -------     ------    ---------     ---------      -------
Income before minority interest ...................    108,853     105,974     12,881      409,796       428,203       52,049
Minority interest in profit of consolidated
 subsidiaries .....................................     25,639      28,501      3,464       96,896       108,199       13,152
                                                       -------     -------     ------    ---------     ---------      -------
Net income ........................................     83,214      77,473      9,417      312,900       320,004       38,897
                                                       =======     =======     ======    =========     =========      =======

                                                     2002 Sept   2003 Sept   2003 Sept   2002 Sept   2003 Sept   2003 Sept
                                                     ---------   ---------   ---------   ---------   ---------   ---------
                                                        Rmb         Rmb         US$         Rmb         Rmb         US$
Net income attributable to common share
  Basic and diluted................................    2.35        2.19        0.27         8.85        9.06        1.10
                                                     =========   =========   =========   =========   =========   =========

SELECTED BALANCE SHEET ITEMS (UNAUDITED)
(RMB$ AMOUNTS EXPRESSED IN THOUSANDS)

                                             As of                    As of
                                       December 31, 2002       September 30, 2003
                                       -----------------    ------------------------
                                              RMB              RMB             US$
Cash Balances .....................          643,200          453,068         55,070
Trade Accounts Receivables, Net ...        1,003,135        1,068,116        129,831
Net Current Assets ................        1,340,832          823,882        100,144
Total Assets ......................        3,985,459        4,118,518        500,610
Trade Accounts Payable ............          628,901          628,901         76,443
Short-term and long-term bank loans          315,000          398,000         48,377
Shareholders' Equity ..............        2,161,903        1,873,488        227,724